Exhibit 99.1

Jumia Files Annual Report 2020 on Form 20-F with the U.S. Securities and Exchange Commission

Berlin, March 12, 2021 – Jumia Technologies AG (NYSE: JMIA), the leading pan-African e-commerce platform, announced that it has filed its Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”) with the U.S. Securities and Exchange Commission (SEC). You can access a PDF version of the Annual Report at Jumia’s Investor Relations website https://investor.jumia.com/financials-filings/default.aspx. A hard copy of the audited consolidated financial statements can also be requested free of charge by sending an email to investor-relations@jumia.com or via phone at +49 (30) 398 20 34 54.

About Jumia

Jumia is the leading pan-African e-commerce platform. Jumia’s platform consists of its marketplace, which connects sellers with consumers, its logistics service, which enables the shipment and delivery of packages from sellers to consumers, and its payment service, which facilitates transactions among participants active on our platform in selected markets.

Contacts

Safae Damir

Head of Investor Relations

investor-relations@jumia.com

Abdesslam Benzitouni

Head of PR and Communications

press@jumia.com